Exhibit 99.2

Management’s Report on Financial Position and Operating Results

For the three and nine months ended September 30, 2022

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

The following analysis provides a review of the unaudited interim condensed consolidated results of operations, financial condition, and cash flows for the three and nine months ended September 30, 2022 (“Q3 2022”), with information compared to the three and nine months ended September 30, 2021 (“Q3 2021”), for IMV Inc. (“IMV”, “us”, “our”, “we” or the “Corporation”). This analysis should also be read in conjunction with the information contained in the audited annual consolidated financial statements and related notes for the years ended December 31, 2021 and December 31, 2020.

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee comprised of independent directors. The Audit Committee meets with management and the auditors in order to discuss the results of operations and the financial condition of the Corporation prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 10, 2022, the date when the Board of Directors approved the Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2022, on the recommendation of the Audit Committee.

Amounts presented in this MD&A are approximate and have been rounded to the nearest thousand except for share and per share data. All currency figures reported in the unaudited interim condensed consolidated financial statements and in this document are in United States dollars (“USD”), unless otherwise specified.

Additional information regarding the business of the Corporation, including the Annual Information Form of the Corporation for the year ended December 31, 2021 (the “AIF”) and included in the Corporation’s Form 40-F filed with the U.S. Securities and Exchange Commission, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Corporation, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continues”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. Forward-looking statements include, among others:

•	the Corporation’s business strategy;

•	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

•	potential sources of funding;

•	the Corporation’s ability to obtain necessary funding on favorable terms or at all;

•	the Corporation’s expected expenditures and accumulated deficit level;

•	the Corporation’s ability to obtain necessary regulatory approvals for its product candidates;

•	the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

•	the Corporation’s expectations about the timing of achieving milestones and the cost of preclinical assays, studies and clinical trials;

•	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

•	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;

•	the potential impact of partnerships on the Corporation’s manufacturing capabilities;

•	the Corporation’s plans for the research and development of certain product candidates;

•	the Corporation’s strategy for protecting its intellectual property;

•	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

•	the Corporation’s ability to obtain licences on commercially reasonable terms;

•	the Corporation’s plans for generating revenue;

•	the Corporation’s plans for future clinical trials; and

•	the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. IMV Inc. assumes no responsibility to update forward-looking statements in this MD&A except as required by law. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the AIF, under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

•	positive results of preclinical assays, studies and clinical trials;

•	the Corporation’s ability to successfully develop existing and new product candidates;

•	the Corporation’s ability to hire and retain skilled staff;

•	the products and technology offered by the Corporation’s competitors;

•	general business and economic conditions, including as a result of the ongoing COVID-19 pandemic, as well as political crisis, such as terrorism, war, political instability or other conflict;

•	adverse macroeconomic conditions including inflation, disrupting in global market conditions and the increase in labour costs;

•	the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;

•	the Corporation’s ability to protect its intellectual property;

•	the coverage and applicability of the Corporation’s intellectual property rights to any of its product candidates;

•	the expectation that the Common Shares will continue to be listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market LLC (“Nasdaq”), including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements, such as the Minimum Bid Price Requirement

•	the Corporation’s ability to manufacture its product candidates, if approved, and to meet demand;

•	the general regulatory environment in which the Corporation operates;

•	the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its product candidates; and

•	obtaining necessary regulatory approvals for its product candidates and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions and information currently available to, and considered reasonable by, management. The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators and suppliers to assess any impacts and risks.

The information contained herein is dated as of November 10, 2022, the date of the Board of Directors’ approval of the Q3 2022 unaudited interim condensed consolidated financial statements and of the MD&A. For additional information on risks, uncertainties and assumptions, including a more detailed assessment of the risks that could cause actual results to materially differ from current expectations, please refer to the AIF of IMV filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov.

COVID-19 IMPACT

COVID-19 has impacted the Corporation’s research and development activities but has not caused significant disruptions to its business operations to date. In April 2020, IMV was designated as an essential business by the Nova Scotia Department of Business and Nova Scotia Public Health which allowed for essential lab employees to continue operations in its Dartmouth laboratories. Following the outbreak of the Omnicron variant, IMV adopted a rotating on site work schedule and required that all employees working on site provide either proof of vaccination status or submit bi-weekly negative COVID-19 test results. IMV required all employees working on site, regardless of vaccination status, to complete a rapid COVID-19 test once every three working days. Effective March 1st, 2022, employees no longer are required to test and a hybrid working model has been adopted.

To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. While certain clinical trial activities, including patient enrollment and site activations were delayed or otherwise impacted by the COVID-19 pandemic, the extent to which the ongoing pandemic may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, the variants and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including impacts to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations and financial condition.

The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

CORPORATE OVERVIEW

We are a clinical-stage immuno-oncology company developing a portfolio of therapies based on DPX®, our novel immune-educating technology platform (“DPX Platform” or “DPX”), that is designed to inform a specific, robust and persistent anti-tumor immune response, offering long-lasting benefit to patients with solid or hematological cancers.

Our lead product candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX-based immunotherapy that delivers antigenic peptides of survivin to eliminate survivin-expressing cancer cells by educated, cytotoxic T cells. Survivin is overexpressed in most solid and liquid tumors and survivin expression is highly correlated with aggressive tumors and poor prognosis in multiple cancers. We believe results of preclinical and clinical studies support the benefit of MVP-S in human cancers and suggest that the anti-tumor activity of MVP-S in some tumor types may be further enhanced through use with immune modulators and/or anti-cancer drugs. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including relapsed/refractory Diffuse Large B Cell Lymphoma (“r/r DLBCL”) as well as ovarian, bladder and breast cancers.

Recent clinical progress with our DPX-based immunotherapeutic candidates:

•	We continue to activate new sites in North America, Europe, Australia and New Zealand in the VITALIZE phase 2b study in r/r DLBCL. The goal of this study is to further evaluate the Objective Response Rate (“ORR”) observed in the now completed SPiReL phase 2 study which evaluated the combination of MVP-S, intermittent, low-dose cyclophosphamide (“CPA”), and Merck’s checkpoint inhibitor, pembrolizumab (Keytruda®) and to assess whether benefit may be particularly evident in Program Death Ligand 1 (“PD-L1+”) positive patients. Early data from the follow-on, open label VITALIZE study will be presented at a scientific conference in early 2023.

•	Recruitment and site activation are ongoing in our AVALON phase 2b study. The goal of this study is to further evaluate the favorable clinical outcomes observed in our phase 2 DeCidE1 study, which evaluated patients with recurrent ovarian cancer receiving MVP-S and intermittent, low-dose CPA. In the now completed DeCidE1 study, the ORR by RECIST v1.1 was 21% and 15/19 evaluable patients showed either target lesion stabilization or shrinkage. The median overall survival was 19.3 months (ITT population), with nearly 45% of patients surviving 2 years. Treatment was well-tolerated with treatment-related adverse events being mostly grade 1 and grade 2 injection site reactions. Enrollment of stage one of the AVALON phase 2b study (approximately 40 patients) is expected to be completed in Q3 2023.

•	We have engaged in discussions with experts in the field to determine the best clinical pathway for MVP-S in bladder cancer following the results obtained in the phase 2 “basket” study evaluating MVP-S and intermittent, low-dose CPA in combination with pembrolizumab (Keytruda®) in different solid tumor cancer indications. Clinical benefit was observed most prominently in metastatic bladder cancer patients. Details on the data observed in the bladder cancer cohort were presented in a late-breaking oral symposium at the American Association for Cancer Research (“AACR”) annual meeting in April 2022. Data showed that five out of 17 patients showed response (2 complete responses (“CRs”) and 3 partial responses (“PRs”) per RECIST v1.1, including patients who were previously treated with immune checkpoint inhibitors). The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2 and no severe adverse events attributed to MVP-S.

•	Progress has been made in the enrollment of two investigator-led neoadjuvant studies; a phase 1b clinical study in women with non-metastatic HR+/HER2- breast cancer evaluating MVP-S with an aromatase inhibitor, and a phase 1 study in non-muscle invasive bladder cancer (“NMIBC”) which evaluates MVP-S and our second DPX-based product candidate, DPX-SurMAGE. Translational data from early patients in the breast cancer study were recently presented at the Society for Immunotherapy of Cancer’s (“SITC”) 2022 Annual meeting and a trial in progress poster will be presented at the San Antonio Breast Cancer Symposium (“SABCS”) in December 2022. Preliminary translational data from the MVP-S cohort of the NMIBC study is expected in early 2023.

Our goal is to move MVP-S forward on the path to registration trials in r/r DLBCL and ovarian cancer, while leveraging our versatile DPX platform to build a diversified portfolio of cancer immunotherapies.

IMV Inc. is headquartered in Dartmouth, NS and has corporate offices in Cambridge, MA and Quebec, QC. The common shares of the Corporation (the “Common Shares”) are currently listed on the Nasdaq and on the TSX under the symbol “IMV”.

OUR DPX® PLATFORM PROVIDES UNIQUE ADVANTAGES

Our DPX technology is a unique and patented delivery platform that can incorporate a range of bioactive molecules and is designed to produce targeted, long-lasting immune responses enabled by various formulated components. We believe our versatile, immune-educating technology can be developed for application in a variety of therapeutic areas where generation of a target-specific immune response is expected to mitigate disease.

The DPX delivery platform has a differentiated mechanism of action (“MOA”) and multiple advantages

DPX is a versatile technology for delivery of single or multiple bioactive molecules, including peptides, proteins, small molecules, nucleic acids, whole viruses and virus-like particles (“VLPs”).

We believe that our DPX technology is unique and differentiated from prior, generally unsuccessful cancer vaccine technologies. These prior cancer vaccine efforts were focused on delivering specific cancer antigens in an aqueous or emulsion-based formulation, often requiring additional co-administration of immune stimuli. These historical approaches largely failed to elicit a sufficiently robust, persistent immune response as the antigens packaged in these formulations likely leached into surrounding tissue. As a consequence, in these aqueous or emulsion-based formulations, the immune-educating information (i.e. antigens) interacted inappropriately with both non-immune and immune cells, often even repressing the intended immune responsiveness. Current research suggests4 that an effective cancer vaccine strategy would direct immune-educating cargo specifically into an immune cell subset known as Antigen Presenting Cells (“APCs”). Scientific literature now suggests that the ideal cancer vaccine would also provide additional immune stimuli in a single formulation (rather than by co-administration) to activate these APCs to ensure that any given APC would consume and process all of the needed information at once. IMV’s DPX technology utilizes a novel lipid-in-oil formulation designed to package a wide variety of immune educating cargo into a singular formulation that does not leach cargo into surrounding tissues but, rather, directs uptake specifically by APCs, which then traffic to regional lymph nodes to drive robust and persistent immune responses. In this manner, IMV’s DPX technology is designed to promote a more physiologically effective flow of information through the immune system and, consequently, a more robust immune response than can be elicited by the same antigens packaged in a conventional emulsion.

When formulated with tumor-associated antigens, DPX-based immunotherapies are designed to maintain antigens at the injection site for prolonged interaction with the immune system, inducing a robust expansion of tumor antigen-specific cytotoxic T cells. In clinical trials, DPX-based immunotherapies (administered alone and in combination with other agents) have achieved robust, sustained immune responses with infrequent, low-volume injections that have been well tolerated (i.e. most commonly Grade 1 or 2 injection site reactions). In the clinic, our lead therapeutic candidate, MVP-S, has been shown to elicit an increase in both T and B cell infiltration into tumors. Recently, we presented results from clinical/translational studies and preclinical models suggesting a distinct role for NK cells, in addition to the previously recognized role for T and B cells, in DPX-mediated immunotherapeutic anti-tumor activity. The poster presented at AACR 2022 is available for viewing on our website5.

4
Target-specific cytotoxic T cells (CTLs), B cells and NK cells circulate in the blood
3
APCs migrate to the lymph nodes to activate and educate T and B cells
APC
T cell
B cell
T cell
B cell
lymph node
NK cells
B cells
CTLs
5
CTLs and NK cells infiltrate the tumor. CTLs recognize their target on the surface of cancer cells and NK cells mediate killing of tumor cells
8
B cells release specific antibodies that target cancer cells
APC
2
DPX is engulfed by Antigen Presenting Cells (APCs) present in the skin
NK cells
CTLs
cancer cells
1
The DPX formulation is injected and does not dispersed systematically
7
B cells are activated against the target
6
Target cancer cells are destroyed
Figure adapted from Immunity 2013 39(1):1-10
Data presented at AACR-NCI-EORTC 2021, ESMO-IO 2021, and AACR 2022

We believe our non-aqueous, lipid-based DPX technology can confer numerous practical advantages, including ease of manufacturing as well as the ability to incorporate both hydrophilic and hydrophobic molecules without the need for cold-chain shipping or storage and with long-term shelf stability and simple subcutaneous administration in an office setting.

OUR BUSINESS STRATEGY

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2022 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 28 million and the number of cancer deaths to 16.2 million by 2040, solely due to the growth of the aging population.

4 Sellears et al., 2022; Saxsena et al, 2021

5 https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to proliferate. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects or the negative impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence.

Despite recent advances in some cancer indications, independent sources6 note a high unmet medical need in cancer therapy, noting the median survival rate remains poor.

Even though the immune system can prevent or slow cancer growth, cancer cells have numerous mechanisms to evade immune detection and destruction. Cancer immunotherapy is a type of treatment that is designed to activate and leverage a patient’s own immune system to control and eradicate cancer cells. The National Cancer Institute describes several types of immunotherapies, including Immune Checkpoint Inhibitors (“CPIs”) like Merck’s pembrolizumab (KEYTRUDA®), activated T-cell transfer therapies, monoclonal antibodies, treatment vaccines and immune modulators. Although immunotherapy has revolutionized cancer treatment in the last decade, these treatments provide benefit only to a minority of patients and can cause serious side effects, including organ-specific and systemic inflammation. Unfortunately, even patients who initially respond to immunotherapy may relapse and succumb to their disease.

We are leveraging the unique mechanism of action of the DPX platform to build a portfolio of novel immune-educating cancer immunotherapies, which are designed to instruct a robust, persistent immune response against a specific cancer target. Through the expertise of our teams, the quality of our science and emerging strategic partnerships, our mission is to push the boundaries of our novel immunotherapeutic platform to offer better treatments for solid and hematological cancers. The favorable safety outcomes shown by our lead product candidate in clinical trials to date encourages us to seek opportunities for combination with other immunotherapies to induce a synergistic activation of a patient’s immune systems against cancer. We are exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties to continue developing new DPX-based immune-educating therapies.

We are also evaluating potential licencing opportunities for our programs outside of immuno-oncology and for other applications of the DPX technology. We may seek additional equity and non-dilutive funding to advance the development of our immune-oncology product candidates and potential new programs.

A FOCUS ON IMMUNO-ONCOLOGY

DPX-based immunotherapy	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Sponsor	Collaborators
Maveropepimut-S (MVP-S)	DLBCL (VITALIZE)	Combination with Keytruda®				IMV	MERCK
	Ovarian Cancer (AVALON)					IMV	
	Bladder, Liver, MSI-H Tumors (Basket Trial)	Combination with Keytruda®				IMV	MERCK
	Breast Cancer	As neoadjuvant + aromatase inhibitor				IMV	Providence Center
MVP-S and DPX-SurMAGE	Non-Muscle Invasive Bladder Cancer (NMIBC)	As neoadjuvant				IMV	CHU de Québec Université Laval

Clinical trials conducted to date support the therapeutic potential of our lead compound, maveropepimut-S (MVP-S). DPX-SurMAGE, a dual-targeted immunotherapy, has entered Phase 1 in non-muscle invasive bladder cancer.

IMV owns or is the exclusive licensee of all DPX-based products

6 Cancer Facts and Figures 2022. American Cancer Society

Results of research with DPX-based immunotherapies have shown robust and sustained antigen-specific T-cell activity in preclinical tumor models and in humans with advanced cancers. Notably, preclinical and early clinical research indicates that DPX-based immunotherapies can also enlist other immune cell types, including B cells, and NK cells, in the anti-cancer response. IMV’s immune-educating therapies are well tolerated and can readily be combined with other immunotherapeutic approaches, including CPIs.

OUR DPX®-BASED IMMUNOTHERAPIES

Our Lead Cancer Immunotherapy: Maveropepimut-S

MVP-S is our first DPX-based immunotherapy designed to instigate a specific immune response to survivin, a protein commonly overexpressed in many advanced cancers. MVP-S is comprised of five distinct peptides from the survivin protein, a peptide to activate CD4 T “helper” cells (A16L), and an activator of innate immune cells (polydIdC). The inclusion of each of these components together elicits a robust, persistent induction of survivin-specific CD8 “killer” T cells that patrol the body to seek out and specifically eradicate survivin-expressing cancer cells.

Survivin is a well-known tumor-associated antigen (“TAA”) and is overexpressed in most solid and liquid tumors, but rarely in normal, terminally differentiated, adult tissues. Survivin supports tumor growth and metastasis by protecting tumor cells from apoptosis conferring resistance to chemotherapy and radiotherapy. Survivin expression is correlated with tumor aggressiveness and poor prognosis in multiple cancers7.

MVP-S has been shown to enhance survivin-specific immune responses in preclinical mouse models when compared with these same survivin-specific peptides administered in an emulsion-based formulation. In the clinic, MVP-S has shown promising clinical activity in different cancer indications whereas Lennerz et al. (2014) described that these same survivin peptides formulated in a conventional emulsion demonstrated limited clinical benefit with no objective responses. These results were presented at the last AACR-NCI-EORTC meeting in September 2021. The presentation is available for viewing on our website8.

Ongoing clinical programs are evaluating MVP-S alone and in combination with intermittent, low dose cyclophosphamide and anti-cancer drugs in patients with advanced DLBCL, ovarian cancer, breast cancer, and other solid tumors.

In certain clinical trials, IMV is exploring the activity of MVP-S, with and without intermittent oral, low-dose CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors, but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies, including reduced T regulatory cell numbers and increased effector T cells (Hugues et al, Immunology. 2018). In phase 1 clinical studies, IMV has demonstrated that patients receiving intermittent low-dose oral CPA and MVP-S show increased polyfunctional, survivin-specific T cells when compared to patients treated only with MVP-S (Weir et Al, AACR, 2016).

Orphan Drug Status

The Corporation announced, in November 2016, that the European Medicines Agency (“EMA”) had granted orphan drug designation status to IMV’s MVP-S in ovarian cancer. In July 2015, the FDA also granted orphan drug status to MVP-S for the treatment of ovarian cancer. This designation is valid for all applications of MVP-S in ovarian cancer without restriction to a specific stage of disease.

Clinical programs with MVP-S

The clinical development of our lead compound, MVP-S, is focused on exploring its therapeutic potential in stage-gated clinical trials, with the goal of advancing MVP-S toward registration trials based on observed clinical signals in each stage.

7 Virrey JJ et al. Increased survivin expression confers chemoresistance to tumor-associated endothelial cells. The American journal of pathology. 2008;173(2):575-585.

8 https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters

DLBCL – VITALIZE phase 2b clinical trial (IMV-sponsored)

According to GlobalData: DLBCL, Competitive Landscape 2021, Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL. With 27,000 new DLBCL cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens). The prognosis of patients with r/r DLBCL is poor, and clinical, economic, and logistical barriers limit access to potentially curative therapies. Only about 50% of r/r DLBCL patients respond to salvage chemotherapy and are thus eligible for autologous stem cell transplant (“ASCT”) in the 2nd line setting9. Utilization of CAR T-cell therapies is limited by high cost, payer denials, cumbersome logistics, toxicity, and patient proximity to a specialized center10 and is only available to patients in certain countries.

Survivin overexpression is common in DLBCL and is associated with advanced clinical stage, high-risk International Prognostic Index scores, bone marrow involvement, and short overall survival, suggesting that immunotherapy incorporating MVP-S may be appropriate in DLBCL11.

In our clinical trials, we evaluate r/r DLBCL patients who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy. Based on 2024 projections from the 2019 Data Monitor Syndicated Report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or who are not eligible for stem cell transplantation or cell therapy.

The now completed SPiReL phase 2 study evaluated a combination of MVP-S with pembrolizumab (KEYTRUDA®12) and intermittent, low-dose CPA in r/r DLBCL (ClinicalTrials.gov Identifier: NCT03349450). The treatment regimen was well-tolerated (population median age: 75 years) and demonstrated encouraging clinical benefit, particularly in patients whose tumors express the PD-L1. Among the 8 patients with tumor PD-L1 expression, the ORR based on Cheson criteria was 75% (compared with PD-L1-negative patients [n=11], 0%) suggesting that PD-L1 positivity may identify patients most likely to respond to this combination immunotherapy. Presence of immune cells observed in the tumor before and during treatment was associated with tumor response. Survivin-specific T cells responses were observed during treatment and also associated with tumor response. More details can be found on the Scientific Publications & Posters section of our website (SITC November 2020 and ASH December 2020) for presentations given by Dr. Neil Berinstein, Hematologist/Oncologist at the Sunnybrook Health Science Center in Toronto and principal investigator of the SPiReL study.

In 2021, to further evaluate the results observed in the SPiReL study, we initiated the VITALIZE study, a company-sponsored, multi-centre phase 2b trial in patients with r/r DLBCL. The VITALIZE phase 2b trial is an open-label, randomized, parallel group, Simon two-stage study designed to assess the combination of MVP-S and pembrolizumab with or without intermittent, low-dose CPA. In the first stage of this study, our lead compound is being evaluated in up to 30 subjects, with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy (ClinicalTrials.gov Identifier: NCT04920617).

The primary endpoint is ORR, centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of partial or complete response or during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression with the goal to further evaluate the SPiReL data that highlighted PD-L1 as a possible predictive biomarker for the combination therapy.

9 Vardhana SA et al. Outcomes of primary refractory diffuse large B-cell lymphoma (DLBCL) treated with salvage chemotherapy and intention to transplant in the rituximab era. British journal of haematology. 2017;176(4):591-599.

10 Gajra A. et al. Perceptions of community hematologists/oncologists on barriers to chimeric antigen receptor T-cell therapy for the treatment of diffuse large B-cell lymphoma. Immunotherapy. 2020;12(10):725-732.

11 Zhang Y, Wang J, Sui X, et al. Prognostic and Clinicopathological Value of Survivin in Diffuse Large B-cell Lymphoma: A Meta-Analysis. Medicine. 2015;94(36):e1432.

12 KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA. Pembrolizumab is a highly selective humanized monoclonal IgG4 antibody directed against the PD-1 receptor on the cell surface. The drug blocks the PD-1 receptor, preventing binding and activation of PD-L1 and PD-L2. This mechanism causes the activation of T-cell mediated immune responses against tumor cells, which is complementary to MVP-S’ mechanism of action.

Dr. Matthew J. Matasar, Chief of Blood Disorders at the Rutgers Cancer Institute of New Jersey, and formerly Section Head for Aggressive B-cell Lymphoma at Memorial Sloan Kettering Cancer Center, is the lead principal investigator of the VITALIZE study.

In January 2022, we announced that a first patient in the VITALIZE phase 2B clinical trial with r/r DLBCL received treatment with MVP-S in combination with pembrolizumab and low dose intermittent CPA. Exploratory endpoints include cell mediated immune response, tumor immune cell infiltration, and biomarker analyses. Global site activation is ongoing and preliminary data will be presented at a scientific conference in early 2023.

During the nine months ended September 30, 2022, IMV has spent $4.9 million related to this phase 2b study. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the costs to complete the first stage of this trial (up to 30 patients) are now estimated at $12-14 million due to an increase in clinical research organization fees associated with expansion into additional countries in order to accelerate enrollment. We anticipate $6 million is estimated to be spent in 2022.

Ovarian Cancer – AVALON phase 2B in patients with platinum-resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers (Global Data: Ovarian Cancer Opportunity Analysis and Forecast to 2028). According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients eventually become resistant to platinum-based therapy and 70% of patients relapse within three years. The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). These treatments have a 10-15% objective response rate, a three-to-four-month median progression free survival and a median overall survival of 10-12 months. Accordingly, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need. No immunotherapy has been approved yet in this indication.

Survivin is overexpressed in about 50% of stage I/II and up to 100% of stage III/IV ovarian cancers but is not expressed in normal ovarian tissue. Survivin positivity increases with histological Grade (Grade 1/2, 50% vs Grade 3, 76%) and is associated with reduced overall survival13.

In 2021, we completed the DeCidE1 phase 2 trial which evaluated safety and effectiveness of MVP-S, with intermittent, low-dose CPA. This trial enrolled patients with advanced, platinum-sensitive, resistant and refractory ovarian cancer. 12 patients had received 3 or more lines of prior therapy. In this trial, we observed a median overall survival of 19.3 months (ITT population), with a 45% overall survival rate at 23.8 months. Long-term clinical benefit was evident in patients with platinum-sensitive, resistant and refractory disease. Survivin-specific T-cell responses were observed in 87% of patients.

Translational analyses revealed an increase from baseline in unique, survivin-specific T-cell clones in on-treatment tumor samples. Pre-treatment T-cell infiltration was associated with tumor regression. Enriched B-cell infiltration was also detected in on-treatment tumor samples, especially in patients who showed tumor reduction. Furthermore, antibodies to all 5 survivin-derived peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

Treatment with MVP-S and low-dose CPA was well-tolerated. Consistent with previous studies, treatment-related AEs were common in DeCidE1 and were predominantly Grade 1/2 injection site reactions. The most common treatment-related systemic AE was Grade 1 fatigue.

Earlier this year, we initiated the AVALON phase 2b study to further evaluate the clinical benefit observed in the DeCidE1 trial. The AVALON study is an open label, company-sponsored phase 2b, single arm trial evaluating the efficacy and safety of MVP-S and intermittent low-dose CPA in patients with platinum-resistant ovarian cancer. The study is a Simon two-stage design where up to 41 subjects will be evaluated in stage one, with the option to expand to up to a total of 73 patients in stage two. Patients participating in the trial will receive two doses of subcutaneous MVP-S once every three weeks, followed by an MVP-S dose once every eight weeks, plus low-dose oral CPA on a repeating cycle of one week on/one week off. (ClinicalTrials.gov Identifier: NCT05243524). The primary endpoint is ORR, evaluated per RECIST v1.1 criteria. Secondary outcome measures include ORR per iRECIST criteria, duration of response (“DOR”), disease control rate (“DCR”), time to progression (“TTP”), progression free survival (“PFS”), overall survival (“OS”) and safety exploratory endpoints include analyses of PBMC/plasma samples and biopsies.

13 Gąsowska-Bajger B, Gąsowska-Bodnar A, Knapp P, Bodnar L. Prognostic Significance of Survivin Expression in Patients with Ovarian Carcinoma: A Meta-Analysis. Journal of clinical medicine. 2021;10(4).

Oliver Dorigo, M.D., Ph.D., Director and Associate Professor of Obstetrics and Gynecology, Stanford University is the lead principal investigator of the AVALON study.

In addition to general clinical department expenses, which are distributed amongst the various clinical projects, the total cost to complete the first stage of the AVALON phase 2b ovarian study is now estimated at $5-6 million as a result of expansion of the trial into additional countries as well as planned translational analyses. We anticipate $0.8 million will be spent in 2022. During the nine months ended September 30, 2022, IMV has spent $0.4 million related to the AVALON trial.

Phase 2 basket trial in multiple solid tumor indications (IMV-sponsored)

In December 2021, IMV announced the completion of enrollment in the phase 2 basket trial in collaboration with Merck. The basket study was an open-label, multi-center study to evaluate the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (“NSCLC”) cancers, as well as tumors shown to be positive for the MSI-H biomarker. Recruitment in the five indications followed a Simon two-stage design and each indication had prespecified success thresholds defined by the expected effect of pembrolizumab as a monotherapy agent in that indication. Though favourable clinical outcomes were observed across all tumor cohorts, data from the metastatic bladder cohort were particularly promising. Clinical benefit (complete responses, partial responses, and stable disease) was observed in advanced or metastatic bladder cancer patients, including in patients who had received prior immune checkpoint inhibitor therapy. In April 2022, in a mini-symposium at the annual meeting of the AACR, Dr. Jeremy Graff presented results from the seventeen stage 1 patients with advanced, metastatic bladder cancer. Patients had received a median of two prior lines of therapy and were treated with the combination of MVP-S, intermittent, low-dose CPA and pembrolizumab. Key findings in this cohort included:

Treatment with MVP-S/CPA and pembrolizumab was well tolerated with mostly grade 1-2 injection site reactions, and no severe adverse events attributed to MVP-S;

•	Of the 17 treated patients, 5 showed response: 2 confirmed CRs and 3 PRs per RECIST v1.1,

•	CRs and PRs were observed in some patients who had progressed through prior immune checkpoint inhibitor therapy and

•	Survivin-specific T cells were most evident in patients with the greatest clinical benefit.

This study was designed to identify and select the best solid tumor opportunities for the combination of IMV’s MVP-S/CPA with Merck’s anti PD-1 checkpoint inhibitor pembrolizumab (Keytruda®).

Based on the observed clinical benefit in the bladder cohort, the Corporation is currently conducting discussions with experts in the field to determine the optimal clinical path for MVP-S in bladder cancer.

During the nine months ended September 30, 2022, IMV spent $1.6 million on the phase 2 basket trial. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, costs to complete this trial are estimated at $17 million, of which $15.8 million has been spent to date and a total of $2.2 million is estimated to be spent in 2022.

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

Our lead compound, MVP-S is being investigated in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment14. According to the National Cancer Institute, Hormone Receptive (HR+) and HER2 negative (HER2-) is the most common form of breast cancer representing approximately 70% of all cases. Investigators at the Providence Cancer Institute have identified survivin upregulation in patients who do not respond to aromatase treatment. Therefore, targeting survivin with MVP-S in this population may represent a promising therapeutic approach which is being evaluated in this Phase 1B clinical study conducted at the Providence Cancer Institute. Recruitment is ongoing and patients have started to receive treatment with MVP-S.

14 Schettini, Francesco et al. “Endocrine-Based Treatments in Clinically-Relevant Subgroups of Hormone Receptor-Positive/HER2-Negative Metastatic Breast Cancer: Systematic Review and Meta-Analysis.” Cancers vol. 13,6 1458. 22 Mar. 2021.

This three-arm phase 1b trial is designed to assess the combination of MVP-S plus standard-of-care aromatase inhibitor with/without radiotherapy or intermittent, low-dose CPA prior to surgery. Across the three arms of this study, our lead compound will be evaluated for the first time as a neoadjuvant in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety and immunogenicity of the neoadjuvant combination of MVP-S with the aromatase inhibitor, with/without radiation, or low-dose CPA in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Translational studies will be conducted as exploratory analyses to characterize the MVP-S mechanism of action in the tumor and the tumor microenvironment. All intellectual rights from this study will remain the property of the Corporation. Translational data from early patients were recently presented at the SITC 2022 Annual meeting and a trial in progress poster will be presented at SABCS in December 2022.

IMV anticipates that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, $0.6 million is currently estimated to be spent by IMV for our share of the trial, of which $0.2 million has been spent to date in 2022.

Ovarian Cancer phase 2 PESCO clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s Keytruda® (pembrolizumab), MVP-S and intermittent, low-dose CPA in patients with advanced, epithelial ovarian cancer. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. Results were presented by the investigator on the dose escalation and expansion cohorts at the annual ASCO meeting in June 2022.

The Corporation will assess next steps with the UHN based on results provided by the investigators.

During the first nine months of 2022, IMV has spent $0.09 million on this study, which represents payment of the final milestone due to investigators for this trial. There are no other material costs anticipated for this study.

Our Dual-Targeted Cancer Immunotherapy: DPX-SurMAGE

Our second DPX-based immunotherapy, DPX-SurMAGE, formulates within the DPX platform, antigens to two distinct cancer associated proteins, survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9), is frequently expressed in various human cancers including bladder, lung, and kidney. MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein (also in MVP-S) to form a dual targeted immune-educating therapy. We believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells may represent complementary targets for an enhanced DPX-based cancer immunotherapy.

IMV began a phase 1 clinical study to evaluate MVP-S and DPX-SurMAGE in separate cohorts of patients with NMIBC in 2022. The first patient was dosed with MVP-S in April 2022 and the DPX-SurMAGE cohort is anticipated to begin enrollment in late 2022. Early results with the MVP-S cohort are expected to be presented in a scientific conference early 2023.

Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings15, 16. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following, treatment with an immune checkpoint inhibitor. Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

This research is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration is receiving a grant from the CQDM and from the FCHUQc, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. During the nine months ended September 30, 2022, IMV spent $1.2 million on the DPX-SurMAGE and MVP-S NMIBC study. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various projects, IMV’s share of costs to complete this trial is now estimated at $2.1 million due to extension of the collaboration with CQDM and FCHUQc, of which $1.5 million is estimated to be spent in 2022.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX platform with other products in oncology.

COVID-19 Impact on Clinical Programs

The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial activities, while other, less impacted sites, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

EXPLORING THE BOUNDARIES OF OUR DPX PLATFORM

We leveraged the unique mechanism of action of our DPX delivery platform to create peptide vaccine candidates that are designed to generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses. We have previously demonstrated the flexibility of DPX through the development of two DPX-based therapies against infectious diseases, DPX-RSV and DPX-COVID-19, that have shown generation of a targeted and sustained B cell response in a phase 1 trial and preclinical studies, respectively.

We are continuously exploring the boundaries of our DPX delivery platform, and we are testing different bioactive molecules beyond peptide antigens. In 2021, we entered into a collaboration with Medicago Inc., a biopharmaceutical company that develops VLPs against infectious diseases. The collaboration will evaluate Medicago’s VLPs encapsulated in IMV’s DPX technology. This agreement reflects IMV’s strategic shift in focus to seek licensing opportunities for its DPX platform in indications outside of immuno-oncology. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

15 Fisher et al. Treatment patterns and outcomes in metastatic bladder cancer in community oncology settings. J Clin Oncol. 2017;35, no. 6_suppl:396-396

16 Campi et al. Unmet Clinical Needs and Future Perspectives in Non–muscle-invasive Bladder Cancer. Eur Urol Focus. 2018:4:472-480.

INTELLECTUAL PROPERTY

The Corporation strives to protect its intellectual property in established and emerging markets around the world. The Corporation’s intellectual property portfolio relating to its vaccine platform technology includes 22 patent families containing 65 issued patents and 80 pending patent applications in 12 jurisdictions (including applications filed and/or patents granted in the United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, Taiwan, China and separately Hong Kong).

The Corporation’s patents and applications cover specific DPX compositions with broad utility for infectious diseases and cancer applications, as well as methods of manufacture and other applications of the platform technology. These patents, together with the pending applications if allowed, extend patent protection for some or all DPX-based compositions and/or uses thereof approximately up to the year 2041. More details on the Corporation’s intellectual property strategy and patents can be found in the AIF filed on SEDAR at www.sedar.com.

Trademark protection for the platform name DPX has been registered in the United States and Canada.

RECENT AND QUARTERLY DEVELOPMENTS

The Corporation announced:

•	On September 15, 2022, a strategic reorganization to reduce its workforce by approximately one third. The Corporation will focus resources on ongoing MVP-S clinical programs in immuno-oncology (IO), most notably the Phase 2B trials VITALIZE (in relapsed/ refractory DLBCL) and AVALON (in advanced, metastatic ovarian cancer). The Corporation continues to invest in its DPX platform and to leverage this novel technology to drive key strategic partnerships.

•	On September 15, 2022, Dr. Saman Maleki has been appointed to join IMV’s Board of Directors. Dr. Maleki is an Assistant Professor of Oncology, Pathology & Laboratory Medicine, and Medical Biophysics at Western University. Dr. Maleki replaced Brittany Davison on the Board of Directors. Brittany Davison was promoted to Chief Accounting Officer from her previous role as Senior Vice President, Finance.

•	On August 5, 2022, that in order to maintain the remainder of its at-the-market (“October 2020 ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated August 4, 2022 with Piper Sandler pursuant to which the Corporation may from time to time sell through “at-the-market” offerings, with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$50 million under the ATM Prospectus Supplement. This was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 25, 2022.

•	On July 8, 2022, the Corporation received a letter from the Listing Qualifications Department of the Nasdaq indicating that, based upon the closing bid price of the Common Shares for the 30 consecutive business day period between May 23, 2022, through July 6, 2022, IMV did not meet the minimum bid price of US$1.00 per share required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). This notice has no immediate effect on the Corporation’s business operations or listing of the Common Shares on the Nasdaq. However, in the event the Corporation does not regain compliance with the Minimum Bid Price Requirement within a period of 180 calendar days (which can be extended, in certain circumstances, by an additional 180 calendar days), the Common Shares may be subject to delisting.

SELECTED FINANCIAL INFORMATION

The selected statements of loss and comprehensive loss data for the periods presented, and the selected statement of financial position data as of the dates presented are derived from the unaudited interim and audited annual consolidated financial statements. The selected historical financial data below should be read in conjunction with the financial statements and related notes and the sections titled “Components of Operations Overview” and “Results of Operations” appearing elsewhere in this report.

	As of,
	September 30, 2022	December 31, 2021
Statements of financial position data:	(in thousands of US dollars)
Cash and cash equivalents	$21,738	$38,616
Working capital (1)	18,245	37,127
Total assets	32,272	50,121
Total liabilities	38,287	28,579
Accumulated deficit	(184,283)	(154,920)
Total shareholder’s equity (deficiency)	(6,315)	21,542

(1) Working capital is defined as current assets less current liabilities. See financial statements for further details regarding current assets and current liabilities.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Statements of loss and comprehensive loss data:	(in thousands of US dollars, except share and per share amounts)
Revenue
Interest income	118	41	176	153
Total revenue
Operating Expenses
Research and development	5,968	5,635	18,647	15,601
General and administrative	4,088	5,260	12,698	11,844
Government assistance	(376)	(476)	(1,443)	(2,875)
Accreted interest and valuation adjustments	(629)	61	(363)	436
Total operating expenses	9,051	10,480	29,539	25,006
Total comprehensive loss for the period	$(8,933)	$(10,439)	$(29,363)	$(24,853)
Basic and diluted loss per share	(0.11)	(0.13)	(0.36)	(0.35)
Weighted-average shares outstanding	82,357,945	79,175,747	82,277,618	71,520,472

COMPONENTS OF OPERATIONS OVERVIEW

Revenue

The Corporation has no products approved for commercial sale and has not generated any revenue from product sales. Revenue in all periods presented consists primarily of income earned on cash balances held at a commercial bank.

Operating Expenses

Research and development expenses

To date, the Corporation’s research and development expenses have related primarily to discovery efforts and preclinical manufacturing and clinical development of its product candidates. The most significant research and development expenses for the year relate to costs incurred for the development of the Corporation’s most advanced product candidates, MVP-S

•	Expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct clinical trials, preclinical studies and other scientific development services;

•	Costs related to the production and scale-up of clinical materials, including fees paid to contract manufacturers;

•	Employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

•	Expenses incurred for outsourced professional scientific and regulatory development services;

•	Laboratory materials and supplies used to support research activities; and

•	Facilities and other expenses, which includes depreciation on laboratory equipment.

The Corporation expenses all research and development costs in the periods in which they are incurred. The Corporation accrues for costs incurred as the services are being provided by monitoring the status of projects and the invoices received from its external service providers. Accruals are adjusted as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Research and development activities are central to IMV’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-staged clinical trials. The Corporation expects that research and development expenses will increase substantially over the next few years as it increases personnel, advances manufacturing processes, initiates and conducts additional clinical trials and prepares regulatory filings related to its product candidates. The Corporation also expects to incur increased research and development expenses as it selectively identifies and develops additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

The duration and timing of clinical trials and development of the Corporation’s product candidates will depend on a variety of factors that include, but are not limited to, the following:

•	The scope, progress, outcome and costs of clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;

•	Patient enrollment, discontinuation rates, per patient trial costs and number and location of clinical trial sites in clinical trials;

•	The ability of the Corporation’s clinical partners and sponsors for investigator-sponsored trials to manage clinical trials;

•	Establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;

•	Timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	Obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	Significant and changing government regulation; and

•	Significant competition and rapidly changing technologies within the biopharmaceutical industry.

The probability of success for each product candidate is highly uncertain. The Corporation will determine which programs to pursue and what resources to allocate to each program in response to the scientific and clinical success of each product candidate as well as an assessment of each product candidate’s commercial potential. Further, because IMV’s product candidates are still in clinical development, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, it may achieve profitability.

General and administrative

General and administrative expenses consist primarily of salaries and other staff-related costs, including share-based compensation expense for personnel in executive, finance, human resources, project management, business development, investor relations and administrative functions. General and administrative expenses also include, but are not limited to, facilities and overhead costs, legal fees related to corporate, securities and patent matters, investor relations costs, insurance and professional fees for assurance, taxation, information technology communications and human resources matters. General and administrative costs are expensed as incurred and the Corporation accrues for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from its service providers, adjusting accruals as actual costs become known.

The Corporation expects that its general and administration expenses will increase in the future as it increases personnel to support the continued development of its product candidates. The Corporation has experienced and expects to continue to experience, increased expense associated with being a Nasdaq listed company including increased accounting, audit, legal, regulatory and compliance costs, director and officer insurance premiums, as well as higher investor relations and public relations costs.

Government assistance

Government assistance consists primarily of research and development investment tax credits awarded through the Canada Revenue Agency’s Scientific Research and Economic Development (“SR&ED”) program for research expenditures incurred in Canada. Government assistance also contains other government funding for research projects and employment funding as well as fair market value adjustments to interest-free and low-interest government loans.

Accreted interest

Accreted interest relates entirely to the valuation of interest-free and low interest-bearing government loans, most of which are repayable based on a percentage of future gross revenue.

RESULTS OF OPERATIONS

Comparison of the Three Months Ended September 30, 2022 and 2021

The following table summarizes the Corporations results of operations for the three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022	2021	Change ($)
	(In thousands of US dollars)
Income
Interest income	$118	$41	$77

Operating Expenses
Research and development	5,968	5,635	333
General and administrative	4,088	5,260	(1,172)
Government assistance	(376)	(476)	100
Accreted interest and adjustments	(629)	61	(690)
Total operating expenses	9,051	10,480	(1,429)
Net loss	$(8,933)	$(10,439)	$1,506

Revenue

Interest income consists primarily of income earned on cash balances held at a commercial bank and did not significantly fluctuate period over period.

Research and development expenses

Research and development expenses increased to $5.9 million for the three months ended September 30, 2022, from $5.6 million for the three months ended September 30, 2021. The increase of $0.3 million compared to Q3 2021 is mainly attributable to a $0.7 million increase in personnel costs including $0.5 million of non-recurring restructuring costs, a $0.6 million increase in costs for the DLBCL VITALIZE phase 2B trial, a $0.4 million increase in costs for the NMIBC study with CQDM, and $0.2 million in AVALON phase 2B start up costs. These increases are partly offset by a $1.1 million decrease in manufacturing and development costs for MVP-S and a decrease of $0.5 million in basket trial costs, following the completion of enrollment in 2021.

General and administrative expenses

General and administrative expenses decreased to $4.1 million for the three months ended September 30, 2022, compared to $5.3 million for the three months ended September 30, 2021. This $1.2 million decrease is mainly attributable to $0.7 million in severance costs incurred in Q3 2021 associated with executive leadership changes and a $0.5 decrease in non-cash stock-based compensation in Q3 2022 due to forfeitures associated with the reduction in workforce and the retirement of our former CFO. The decrease in general and administrative expenses is also a result of a decrease of $0.4 million in professional fees and consulting, and a decrease of $0.2 million in insurance premium. These decreases are partly offset by an increase of $0.7 million in loan interest, related to the Horizon venture debt facility.

Government Assistance

The decrease in government assistance for the period ending September 30, 2022, compared with September 30, 2021, is mainly attributable to a decrease in government funding for the development of DPX-COVID-19, which is received as project expenses are incurred.

Comparison of the Nine Months Ended September 30, 2022 and 2021

The following table summarizes the Corporations results of operations for the nine months ended September 30, 2022 and 2021 (in thousands of US dollars):

	Nine months ended September 30,
	2022	2021	Change ($)
	(In thousands of US dollars)
Income
Interest income	$176	$153	$23

Operating Expenses
Research and development	18,647	15,601	3,046
General and administrative	12,698	11,844	854
Government assistance	(1,443)	(2,875)	1,432
Accreted interest and adjustments	(363)	436	(799)
Total operating expenses	29,539	25,006	4,533
Net loss	$(29,363)	$(24,853)	$(4,510)

Revenue

Interest income consists primarily of income earned on cash balances held at a commercial bank and did not significantly fluctuate period over period.

Research and development expenses

Research and development expenses increased to $18.6 million for the nine months ended September 30, 2022, from $15.6 million for the nine months ended September 30, 2021. The increase of $3.0 million compared to Q3 2021 is mainly attributable to a $3.3 million increase in costs for the DLBCL VITALIZE phase 2B trial, a $1.5 million increase in salaries and non-cash stock-based compensation including $0.5 million in non-recurring costs related to the Q3 2022 workforce restructuring, and a $0.8 million increase in costs for the NMIBC study with CQDM. This increase is partly offset by a $1.6 million decrease in DPX-COVID-19 development costs, following a shift in strategic focus and a $1.4 million decrease in basket trial costs, following the completion of enrollment in 2021.

	Nine months ended September 30,
	2022	2021	Change ($)
	(In thousands of US Dollars)
Direct research and development expenses by program:
MVP-S
DLBCL (incl Vitalize and SPiReL)	$5,115	$1,813	$3,302
Ovarian	415	321	94
Basket Trial	1,628	3,032	(1,404)
Breast (HR+/HER2-)	168	26	142
Other (incl. MVP-S manufacturing activities)	2,430	2,740	(310)
NMIBC study (MVP-S & DPX-SurMAGE)	1,201	378	823
DPX-COVID-19[1]	19	1,603	(1,584)
Other programs	722	551	171
Total direct R&D expense	11,698	10,464	1,234
Unallocated research and development expenses:
Personnel (including stock-based compensation)	6,095	4,603	1,492
Indirect research and development expense[2]	854	534	320
Total research and development expenses	$18,647	$15,601	$3,046

1 DPX-COVID-19 development is government funded

2 Indirect research and development expense includes non-cash amortization of lab equipment, travel and general laboratory utilities and consumables.

General and administrative expenses

General and administrative expenses increased to $12.7 million for the nine months ended September 30, 2022, compared to $11.8 million for the nine months ended September 30, 2021. This $0.9 million increase is mainly attributable to $1.4 million in loan interest, related to the Horizon venture debt facility and an increase of $0.4 million in legal and professional fees. This increase is partly offset by a $0.6 million decrease in salaries and non-cash stock-based compensation, as a result non-recurring costs associated with executive leadership changes in 2021, and a $0.5 million decrease in insurance premium.

Government Assistance

The decrease in government assistance for the nine months ending September 30, 2022, compared with the nine months ending September 30, 2021, is mainly attributable to a decrease in government funding for the development of DPX-COVID-19, which is received as project expenses are incurred.

CASHFLOWS, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Sources of liquidity

IMV is publicly traded and as a result has funded its operations primarily through public and private equity offerings, as well as from upfront and milestone payments, and research support payments generated from collaborations.

IMV issued 660,827 shares under its October 2020 ATM (as defined and further described below) for total gross process of $2.5 million and net proceeds of $2.2 million. The October 2020 ATM facility has been replaced by the August 2022 facility which has $50 million remaining as of November 10, 2022. On December 17, 2021, the Corporation secured a $25 million long-term debt facility lead by Horizon Technology Finance Corporation (“Horizon”), which has been fully drawn down. In addition, on July 20, 2021, the Corporation completed the July 2021 Offering (as defined and further described below) of 14,285,714 Units for gross proceeds of $25 million and net proceeds of $23 million. In 2020, IMV completed a private placement of 8,770,005 units of the Corporation for gross proceeds of $17.8 million and net proceeds of $17.7 million. The Corporation also issued 6,841,773 shares under two ATM distribution agreements for total gross proceeds of $30 million and net proceeds of $28.5 million.

Funding requirements

The Corporation has not generated any revenue from approved product sales to date and does not expect to do so until such time as IMV obtains regulatory approval and commercializes one or more of its product candidates. As the Corporation is currently in the preclinical and clinical stages development, it is uncertain when or if it will achieve commercialization. IMV expects that operating expenses will continue to increase in connection with ongoing and new, later-staged clinical trials, expanded preclinical activities and the development of product candidates in the pipeline. The Corporation expects to continue and expand its current collaborations and will look for additional collaborations. For the purposes of assessing the Corporation as a going concern, although it is difficult to predict funding requirements, based on the current operating plan, it is anticipated that existing cash and cash equivalents and identified potential sources of cash, will fund operations and capital expenditure requirements into the second quarter of 2023. These estimates are based on assumptions and plans which may change, including the assumption that the Corporation will remain in compliance with the conditions and covenants of the Horizon Venture Debt facility, and which could impact the magnitude and/or timing of operating expenses, capital expenditures and the Corporation’s cash runway and access to cash resources. The successful development of product candidates is uncertain, and therefore IMV is unable to estimate the actual funds required to complete the research, development and commercialization of product candidates. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, that may or may not include merger and acquisitions activities. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures, or the Corporation may be unable to continue operations. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

At September 30, 2022, the Corporation had approximately $23.5 million of existing and identified potential sources of cash including:

•	cash and equivalents of $21.7 million; and

•	amounts receivable and investment tax credits receivable of $1.8 million.

In addition, the Corporation re-established its ATM under its renewed base shelf prospectus allowing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $50 million through Piper Sandler & Co, as agent ($50 million available as of November 10, 2022). The Corporation continually reassesses the adequacy of its cash resources, evaluating existing clinical trials, research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

The Corporation continuously monitors its cash position, the status of its development programs including those of its partners, cash forecasts for completing various stages of development and the potential to license or co-develop each product candidate and continues to actively pursue alternatives to raise capital, including equity offerings, debt and non-dilutive funding.

Cash Flows

The following table summarizes the Corporation’s cash flows for the periods indicated (in thousands of US dollars):

	Nine Months Ended September 30,
	2022	2021
	(In thousands of US dollars)
Net cash (used in) provided by:
Operating activities	(27,095)	(24,622)
Financing activities	11,426	25,655
Investing activities	(867)	(763)
Net increase (decrease) in cash and cash equivalents	(16,536)	270

Cash flows from operating activities

During the nine months ended September 30, 2022, $27.1 million was used in operating activities. This included the reported net loss of $29.3 million prior to being decreased by $1.8 million for non-cash expenses including deferred share unit (“DSU”) compensation, depreciation, accretion of long-term debt, loss on disposal of assets, revaluation of long-term debt and stock-based compensation. The Corporation had a net increase of cash of $0.4 million as a result of changes in working capital balances, which included a $1.6 million decrease in prepaid expenses and a $0.1 million decrease in investment tax credits receivable, partly offset by a $0.1 million increase in amounts receivable and a $1.1 million decrease in accounts payable, accrued and other liabilities.

During the nine months ended September 30, 2021, $24.6 million was used in operating activities. This included the reported net loss of $24.9 million prior to being decreased by $2.2 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt, loss on disposal of assets, revaluation of long-term debt, and stock-based compensation. The Corporation had a net decrease of cash of $1.9 million as a result of changes in working capital balances, which was mainly attributable to a $1.7 million increase in prepaid expenses, a $1.5 million decrease in accounts payable, accrued and other liabilities partly offset by a $0.4 million decrease in amounts receivable and $0.8 million in investment tax credits receivable.

Cash flows from financing activities

During the nine months ended September 30, 2022, sources of cash from financing activities included: $10 million in proceeds from the second disbursement under the Horizon Venture Debt Facility and $0.1 million in net proceeds from the October 2020 ATM. The Corporation also incurred $2 million in short term borrowings to finance its directors and officer’s insurance premium less repayments of $0.5 million. The Corporation used $0.2 million to repay long-term debt and lease obligations during the period.

During the nine months ended September 30, 2021, sources of cash from financing activities included: $25 million in proceeds from the July 2021 Offering less cash issuance costs of $2 million, $2.3 million in proceeds raised from the October 2020 ATM offering less cash issuance costs of $0.1 million and $0.05 million through the exercise of stock options. The Corporation also incurred $2 million in short term borrowings to finance the Corporation’s directors and officer’s insurance premium less repayments of $1 million. The Corporation used $0.5 million to repay long-term debt and lease obligations during the period.

Cash flows from investing activities

During the nine months ended September 30, 2022, IMV used $0.9 million of cash in investing activities, consisting mainly of planned purchases of capital expenditures for ongoing research and operating activities.

During the nine months ended September 30, 2021, IMV used $0.8 million of cash in investing activities, consisting mainly of purchases of capital expenditures for ongoing research and operating activities.

JULY 2021 EQUITY OFFERING AND USE OF PROCEEDS

On July 20, 2021, the Corporation completed a public offering (“July 2021 Offering”), issuing 14,285,714 Units at a price of $1.75 per Unit for aggregate proceeds of $25 million and net proceeds of $23 million. Each Unit comprised one common share and three-quarters of one common share purchase warrant. The Corporation intends to use the net proceeds of the July 2021 Offering to continue the clinical development of maveropepimut-S in DLBCL, breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product candidate, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds (in thousands of US dollars)	Estimated amount $	Amount to date $	Variances
Clinical development of maveropepimut-S	16,680	15,259	No variances anticipated

MARCH 2019 EQUITY OFFERING AND USE OF PROCEEDS

On March 6, 2019, the Corporation completed a public offering, issuing 5,404,855 Common Shares (including 504,855 Common Shares upon the exercise of the underwriters’ over-allotment option on March 11, 2019) at a price of CAD$5.45 per share for aggregate proceeds of $22.1 million. The Corporation intends to use the net proceeds of this offering to accelerate the development of MVP-S in combination with pembrolizumab as part of the basket trial in selected advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian and non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds (in thousands of US dollars)	Estimated amount $	Amount to date $	Variances
Phase 2 clinical trial for multiple indications	12,000	10,617	No variances anticipated

OCTOBER 2020 AND AUGUST 2022 ATM DISTRIBUTIONS

On October 16, 2020, the Corporation entered into an equity distribution agreement (“October 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings, Common Shares from time to time up to an aggregate offering price of $50 million through Piper Sandler, as agent. The October 2020 ATM was terminated on July 22, 2022 and 660,827 Common Shares were sold under this agreement for total gross proceeds of $2.5 million. To maintain the IMV's October 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered into a new ATM Distribution dated August 4, 2022 (“August 2022 ATM”), with Piper Sandler, to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from the August 2022 ATM for general corporate purposes, including but not limited to working capital expenditures, capital expenditures, research and development expenditures, and clinical trial expenditures. As of November 10, 2022, no common shares have been sold under the August 2022 ATM.

SUMMARY OF QUARTERLY RESULTS

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for per share amounts)

	Q3 - 2022	Q2 - 2022	Q1 - 2022	Q4 - 2021	Q3 - 2021	Q2 - 2021	Q1 - 2021	Q4 - 2020
Total Revenue	118	34	24	35	41	42	69	69
Total Expenses	9,051	9,941	10,547	11,731	10,480	7,481	7,026	7,435
Loss	(8,933)	(9,907)	(10,523)	(11,696)	(10,439)	(7,439)	(6,957)	(7,366)
Basic and Diluted Loss per Share	(0.11)	(0.12)	(0.13)	(0.14)	(0.13)	(0.11)	(0.10)	(0.11)
(1)	Unless otherwise noted, financial information in thousands of US dollars and prepared in accordance with IFRS.

Revenues from quarter-to-quarter may vary significantly. Revenues are generated mainly from interest on cash balances as well as from non-recurring contract research agreements. It is also important to note that historical patterns of expenses cannot be taken as an indication of future expenses. The amount and timing of expenses and availability of capital resources vary substantially from quarter-to-quarter, depending on the level of R&D activities being undertaken at any time and the availability of funding from investors or collaboration partners.

ONCOLOGY OUTLOOK

The exact timing could differ from expectations but are currently management’s best estimate.

RELATED PARTY TRANSACTIONS

For the period ending September 30, 2022, there were no related party transactions (2021 - $nil).

CONTRACTUAL OBLIGATIONS

There is no material change in the contractual obligations of the Corporation since the beginning of the 2022 fiscal year. Details on the contractual obligations of the Corporation can be found in the annual audited consolidated financial statements and related notes for the year ended December 31, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation was not party to any off-balance sheet arrangements as of September 30, 2022.

OUTSTANDING SECURITIES

As at November 10, 2022, the number of issued and outstanding Common Shares was 82,369,960 and a total of 17,350,253 shares are reserved for the issuance of outstanding stock options, warrants and deferred share units.

RISKS AND UNCERTAINTIES

The Corporation is a clinical-stage company that operates in an industry that is dependent on a number of factors that include the Corporation’s capacity to raise additional funding on reasonable terms when necessary, obtain positive results of pre-clinical studies and clinical, successfully develop existing and new products, hire and retain skilled staff, protect its intellectual property, manufacture its products and meet demand, and obtain necessary regulatory approvals and the timing in respect thereof, etc. An investment in the Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Corporation’s AIF and the registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as the other information filed with the securities regulators before investing in the Common Shares. If any of such described risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Corporation’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of the Corporation’s most recent AIF filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Accounting Officer (the “CAO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Corporation maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable securities laws, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Corporation’s management, including the CEO and CAO, to allow for timely decisions regarding required disclosure.

The CEO and CAO have evaluated whether there were changes to the DCP during the period ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Corporation recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Corporation’s management, including the CEO and the CAO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Corporation to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CAO have evaluated whether there were changes to ICFR during the period ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR. No such changes were identified through their evaluation. In response to the COVID-19 pandemic, the Corporation asked its employees to work from home to the extent possible. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal controls during the period ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR.

The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited interim condensed consolidated financial statements are consistent with those of previous financial year except for the change in accounting policies described hereunder. The significant accounting policies of IMV are detailed in the notes to the annual audited consolidated financial statements for the year ended December 31, 2021 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

While the Corporation’s significant accounting policies and critical judgements in applying the Corporation’s accounting policies are detailed in the audited annual consolidated financial statements for the year ended December 31, 2021 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar, the Corporation believes that the following critical accounting policies, estimates and judgements are most important to understanding and evaluating its financial results.

FINANCIAL INSTRUMENTS

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The Corporation recognizes financial instruments based on their classification. Depending on the financial instrument’s classification, changes in subsequent measurements are recognized in net loss or other comprehensive loss.

A description of the financial instruments, their fair value and risk management is included in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR www.sedar.com and included in the annual report on Form 40-F filed on EDGAR at www.sec.gov.

(Signed) Andrew Hall	(Signed) Brittany Davison
Andrew Hall	Brittany Davison
Chief Executive Officer	Chief Accounting Officer

November 10, 2022